Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars)
Years Ended December 31, 2010 and 2009

Exeter Resource Corporation
Consolidated Financial Statements

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806
www.pwc.com/ca

Independent Auditor’s Report

To the Shareholders Exeter Resource Corporation:

We have completed integrated audits of Exeter Resource Corporation’s (the “Company”) December 31, 2010 and 2009 consolidated financial statements and its internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Exeter Resource Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for the years then ended, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted standards and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Exeter Resource Corporation as at December 31, 2010 and December 31, 2009 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting standards.

Report on internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Exeter Resource Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control - Integrated Framework, issued by COSO.

Chartered Accountants
March 25, 2011
Vancouver, British Columbia

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Thousands of Canadian Dollars)

December 31,		2010	2009

Assets

Current
Cash and cash equivalents	(Note 7)	$90,608	$80,624
Amounts receivable and prepaid expenses		520	410
Due from related party	(Note 14)	9	16
Current assets related to discontinued operations	(Note 2)	-	592
		91,137	81,642

Property and equipment	(Notes 2 and 8)	234	278
Long term assets related to discontinued operations	(Note 2)	-	3,442
		$91,371	$85,362

Liabilities

Current
Accounts payable and accrued liabilities		$1,578	$2,659
Due to related parties	(Note 14)	118	67
Current liabilities related to discontinued operations	(Note 2)	-	1,435
		1,696	4,161

Shareholders’ Equity

Share capital	(Note 10)	238,454	174,418

Contributed surplus	(Note 13)	26,467	18,265

Deficit		(175,246)	(111,482)
		89,675	81,201
		$91,371	$85,362

Contractual Obligations (Note 18)

Approved by the Directors:

“Bryce Roxburgh”	Director

“Douglas Scheving”	Director

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31,		2010	2009

Income
Interest income		$530	$499

Expenses
Accounting and audit		169	98
Administration salaries and consulting	(Note 11)	2,466	825
Directors’ fees	(Note 11)	3,725	886
Foreign exchange loss		34	359
General and administration		638	452
Legal fees		145	197
Management fees	(Note 11)	2,619	1,612
Mineral property exploration expenditures	(Notes 9 and 11)	19,758	11,823
Shareholder communications	(Note 11)	1,152	525
Stock exchange listing and filing fees		135	179
		30,841	16,956
Loss from continuing operations		30,311	16,457

Loss from discontinued operations	(Note 2)	5,506	14,521

Net loss and comprehensive loss for the year		$(35,817)	$(30,978)

Basic & diluted loss per common share from continuing operations		$(0.39)	$(0.27)

Basic & diluted loss per common share from discontinued operations		$(0.07)	$(0.24)

Total basic & diluted loss per share		$(0.46)	$(0.51)

Weighted average number of common shares outstanding		76,808,345	61,322,833

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Cash Flows (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31,		2010	2009

Operating activities
Loss for the year from continuing operations		$(30,311)	$(16,457)

Non cash items:
Amortization		64	31
Donation of shares		86	-
Total stock based compensation	(Note 11)	10,780	4,055
		(19,381)	(12,371)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(110)	179
Due from related party		7	-
Accounts payable and accrued liabilities		(1,081)	1,646
Due to related parties		51	(211)
Cash flows from the operating activities of continuing operations		(20,514)	(10,757)

Loss for the year from discontinued operations		(5,506)	(14,521)
Non cash items:
Amortization		4	106
Gain on sale of property and equipment		-	(11)
Stock based compensation	(Note 11)	826	3,039
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(56)	(72)
Accounts payable and accrued liabilities		60	(97)
Due to related parties		(238)	-
Cash flows from the operating activities of discontinued operations		(4,910)	(11,556)
Cash flows from operating activities		(25,424)	(22,313)

Financing activities
Issue of share capital for cash	(Note 10)	64,270	89,948
Share issue costs	(Note 10)	(3,724)	(5,537)

Cash flows from financing activities		60,546	84,411

Investing activities
Acquisition of property and equipment		(20)	(24)
Cash flows from investing activities of continuing operations		(20)	(24)
Acquisition of property and equipment		(85)	(98)
Cash flows from investing activities of discontinued operations		(85)	(98)
Cash flows from investing activities		(105)	(122)
Cash transferred on Plan of Arrangement	(Note 2)	(25,498)	-
Net increase in cash and cash equivalents		9,519	61,976
Cash and cash equivalents, beginning of year		81,089	19,113
Cash and cash equivalents, end of year	(Notes 2 and 7)	$90,608	$81,089

Supplemental Cash Flow Information	(Note 15)

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation Consolidated Statements of Shareholders’ Equity (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31, 2010 and 2009

	Issued Share Capital
	Number of Shares	Amount	Contributed Surplus	Deficit	Total Shareholders' Equity
Balance at December 31, 2008	50,200,423	$89,356	$11,822	$(80,504)	$20,674
Additions during the year:
- Exercise of warrants	304,679	731	-	-	731
- Exercise of stock options	1,485,100	2,717	-	-	2,717
- Equity financing net of share issue costs	21,907,500	80,963	-	-	80,963
- Agent’s warrants	-	(1,511)	1,511	-	-
- Contributed surplus allocated on exercise of agent’s Warrants	-	376	(376)	-	-
- Contributed surplus allocated on exercise of stock options	-	1,786	(1,786)	-	-
- Stock based compensation	-	-	7,094	-	7,094
- Net loss for the year	-	-	-	(30,978)	(30,978)
Balance at December 31, 2009	73,897,702	$174,418	$18,265	$(111,482)	$81,201
Additions during the year:
- Exercise of warrants	723,551	2,306	-	-	2,306
- Exercise of stock options	2,401,500	4,461	-	-	4,461
- Donation	10,000	86	-	-	86
- Equity financing net of share issue costs	9,274,750	53,779	-	-	53,779
- Contributed surplus allocated on exercise of agent’s Warrants	-	818	(818)	-	-
- Contributed surplus allocated on exercise of stock options	-	2,586	(2,586)	-	-
- Stock based compensation	-	-	11,606	-	11,606
- Transfer of Argentine Business net assets to Extorre (Note 2)	-	-	-	(27,947)	(27,947)
- Net loss for the year	-	-	-	(35,817)	(35,817)
Balance at December 31, 2010	86,307,503	$238,454	$26,467	$(175,246)	$89,675

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

1.	Nature of Business and Continuing Operations

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and, together with its subsidiaries, is engaged in the acquisition and exploration of mineral properties located in Chile.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

2.	Discontinued Operations and Transfer of Argentine Assets

On March 24, 2010 the Company completed a Plan of Arrangement (the “Arrangement”) under the British Columbia Business Corporation Act pursuant to which it transferred its Argentine assets to Extorre Gold Mines Limited (“Extorre”).  Under the Arrangement, each shareholder of the Company received one share of Extorre for each share of the Company held.  The Company transferred its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) and Cognito Limited (“Cognito”), (together “Argentine Business”), both companies incorporated in the British Virgin Islands, to Extorre.  Estelar and Cognito hold the Argentine assets which included cash and working capital balances, and the interests in a number of precious and base metal projects, being the Cerro Vanguardia Sociedad Anonima (“CVSA”) properties (includes Cerro Moro), the Don Sixto property, the Estelar properties and the MRP properties.

The Company did not realize any gain or loss on the transfer of the Argentine Business, which was comprised of a cash contribution of $25.0 million, and the Argentine assets and liabilities as at the effective date of the Arrangement.

The Arrangement was approved by the board of directors of Exeter and, among other things, the favourable vote of Exeter's common shareholders at a special shareholders’ meeting held on March 11, 2010.

The Company has, in accordance with CICA 3475, accounted for the financial results associated with the Argentine Business up to the date of the Arrangement as discontinued operations in these financial statements and has reclassified the related amounts for the current and prior period.

The amount recognized as loss from discontinued operations includes the direct operating results of Estelar and Cognito and an allocation of head office general and administrative expense. The allocation of head office general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine assets in each period presented as compared to the costs incurred on all mineral properties of the Company in each of the periods. Management cautions readers of these financial statements, that the allocation of expenses does not necessarily reflect future general and administrative expenses.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

2.	Discontinued Operations and Transfer of Argentine Assets (Continued)

The results of the continuing and discontinued operations for the year ended December 31, 2010 are as follows:

Consolidated Statement of Loss and Comprehensive Loss	For the year ended December 31, 2010	Discontinued operations		Continuing operations
Interest income	$530	$-		$530

Accounting and audit	218	49		169
Administration salaries and consulting	2,747	281	*	2,466
Directors’ fees	3,725	-		3,725
Foreign exchange loss	104	70		34
General and administration	675	65		610
Legal fees	221	76		145
Management fees	2,977	358	*	2,619
Mineral property exploration expenditures	24,211	4,453	*	19,758
Shareholder communications	1,311	131	*	1,180
Stock exchange listing and filing fees	158	23		135
	36,347	5,506		30,841
Net loss and comprehensive loss for the year	$(35,817)	$(5,506)		$(30,311)
Basic and diluted loss per share	$(0.46)	$(0.07)		$(0.39)

* Includes stock-based compensation allocated of $826

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

2.	Discontinued Operations and Transfer of Argentine Assets (Continued)

The carrying values of the continuing and discontinued operations at December 31, 2009 were as follows

Consolidated Balance Sheet	As at December 31, 2009	Discontinued operations	Continuing operations
Cash and cash equivalents	$81,089	$465	$80,624
Amounts receivable and prepaid expenses	537	127	410
Due from related party	16	-	16
Property and equipment	366	88	278
Mineral properties	3,354	3,354	-
	$85,362	$4,034	$81,328

Accounts payable and accrued liabilities	$4,094	$1,435	$2,659
Due to related parties	67	-	67
Shareholders’ equity	81,201	2,599	78,602
	$85,362	$4,034	$81,328

The results of the continuing and discontinued operations are as follows:

Consolidated Statement of Loss and Comprehensive Loss	For the year ended December 31, 2009	Discontinued operations		Continuing operations
Interest income	$499	$-		$499

Accounting and audit	336	238		98
Administration salaries and consulting	1,560	735	*	825
Amortization	95	64		31
Directors’ fees	1,675	789	*	886
Foreign exchange (gain)/loss	(59)	(418)		359
General and administration	762	341		421
Legal fees	372	175		197
Management fees	3,048	1,436		1,612
Mineral property exploration expenditures	22,355	10,532	*	11,823
Shareholder communications	993	468	*	525
Stock exchange listing and filing fees	340	161		179
	31,477	14,521		16,956
Net loss and comprehensive loss for the year	$(30,978)	$(14,521)		$(16,457)
Basic and diluted loss per share	$(0.51)	$(0.24)		$(0.27)

*Includes stock-based compensation allocated of $3,039

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

2.	Discontinued Operations and Transfer of Argentine Assets (Continued)

The transfer of Argentine assets is summarized in the table below:

March 24, 2010

Cash and cash equivalents	$25,498
Amounts receivable and prepaid expenses	183
Due from related party	238
Long term assets related to discontinued operations:
Property and equipment	169
Mineral properties	3,354
Accounts payable and accrued liabilities	(1,495)

Net assets transferred to Extorre	$27,947

3.	Summary of Significant Accounting Policies

a)	Basis of presentation

These consolidated financial statements include the accounts of the following significant subsidiaries:

	Incorporation	Percentage of Ownership
Sociedad Contractual Minera Eton Chile (“Eton”)	Chile	100%

b)	Mineral property acquisition costs

The Company’s policy is to capitalize acquisition costs when incurred and defers such costs until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the cost of acquisition will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property. If a property is abandoned, the acquisition costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

c)	Mineral property exploration expenditures

The Company expenses exploration expenditures when incurred.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

3.	Significant Accounting Policies (Continued)

d)	Impairment of mineral property

The Company will regularly review the recoverability of the carrying value of any mineral property. Where information and conditions suggest that the carrying amount of the asset or the asset group may not be recoverable, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the assets are written-down to fair values with the write-down expensed in the year.

e)	Asset retirement obligations

Asset retirement obligations will be recognized for estimated obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A liability for an asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with the corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.  The Company had no asset retirement obligations at December 31, 2010.

f)	Cash and cash equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments redeemable with an initial term to maturity of 90 days or less.

g)	Translation of foreign currencies

The financial position and results of the Company’s integrated foreign operations have been translated into Canadian funds using the temporal method as follows:

i)	Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date;
ii)	Non-monetary items, at the historical rate of exchange; and
iii)	Exploration and administration costs, at the average rate during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in operations for the period.

h)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share has not been presented separately as the effect of common shares issuable on the exercise of stock options and share purchase warrants would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

3.	Significant Accounting Policies (Continued)

i)	Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is calculated at the following annual rates:

Canada
Computer equipment	Declining balance	-30%
Computer software	Declining balance	-50%
Equipment	Declining balance	-20%
Office equipment	Declining balance	-20%
Chile
Computer equipment	Straight-line	-3-6 years
Equipment including vehicles	Straight-line	-3-7 years
Office equipment	Straight-line	-5-7 years

j)	Share issue costs

Share issue costs incurred on the issue of the Company’s shares are charged directly to share capital.

k)	Share capital issued for other than cash

Share capital issued for other than cash is valued at the price at which the stock traded on the Toronto Stock  Exchange (the “Exchange”) at the time of the related agreement to issue stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.

l)	Stock-based compensation

The Company has adopted an incentive stock option plan. All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to settle, or has the practice of settling in cash, are recorded as liabilities. Compensation expense is allocated to the applicable expense category and is recognized in operations over the vesting period.

m)	Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

n)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Significant areas where management’s judgment is applied are the assumptions used in the accounting for stock based compensation, valuation of future income tax benefits, and contingent liabilities. Actual results could differ from those estimates.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

3.	Significant Accounting Policies (Continued)

o)	Financial instruments

Financial instruments are classified as one of the following: loans and receivables, held-to-maturity, held-for-trading, available-for-sale and other financial liabilities. Financial instruments will be measured on the balance sheet at amortized cost or fair value depending on the classification. Loans and receivables, held-to-maturity and other financial liabilities are accounted for at amortized cost. Held-for-trading and available-for-sale financial instruments are recorded at fair value. Changes in fair value of held-for-trading financial instruments are recognized in operations while changes in fair value of available-for-sale financial instruments are initially recorded in other comprehensive income or loss.

Fair value measurement disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1  prices such as quoted interest or currency exchange rates; and
Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

p)	Discontinued operations

Operating results of a company’s components disposed of or being classified as held-for-sale are reported as discontinued operations if the operations and cash flows of those components have been, or will be, eliminated from the company’s current operations pursuant to the disposal and if the company does not have significant continuing involvement in the operations of the component after the disposal transaction. A component of an enterprise includes operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the company’s operations and cash flows.

4.	Changes in Accounting Policies and New Accounting Developments

Current changes in accounting policies

a)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests , Sections 1582, 1601 and 1602

The CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests.  Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. The Company has early adopted these policies effective January 1, 2010 and concluded that there is no material impact to the consolidated financial statements.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

4.	Changes in Accounting Policies and New Accounting Developments (Continued)

b)	Conforming amendments

CICA 1625, Comprehensive Revaluation of Assets and Liabilities, has been amended as a result of issuing CICA 1582, 1601, and 1602 as described above. The amendment is effective prospectively for comprehensive revaluations of assets and liabilities occurring in years beginning on or after January 1, 2011. CICA 3251, Equity, has been amended as a result of issuing CICA 1602. Amendments apply to entities that have adopted CICA 1602. The Company has early adopted these policies effective January 1, 2010 and concluded that there is no material impact on the consolidated financial statements.

5.	Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue debt and acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay dividends.

The Company’s investment policy is to limit investments to guaranteed investment certificates, banker’s acceptance notes, investment savings accounts or money market funds with high quality financial institutions in Canada and treasury bills, selected with regards to the expected timing of expenditures from continuing operations.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

6.	Financial Instruments

a)	Fair Value

The fair value of financial instruments at December 31, 2010 and 2009 is summarized as follows:

	2010			2009
	Carrying amount	Fair value		Carrying amount	Fair value
Continuing Operations
Financial Assets
Held for trading
Cash and cash equivalents	$90,608	$90,608	(i)	$80,624	$80,624
Amounts receivable – at amortized cost	$221	$221	(ii)	$300	$300
Due from related party	$9	$9	(ii)	$16	$16
Financial Liabilities – at amortized cost
Accounts payable and accrued liabilities	$1,578	$1,578	(ii)	$2,659	$2,659
Due to related parties	$118	$118	(ii)	$67	$67
Discontinued Operations (Note 2)
Financial Assets
Held for trading
Cash and cash equivalents	$-	$-	(i)	$465	$465
Amounts receivable – at amortized cost	$-	$-	(ii)	$127	$127
Financial Liabilities – at amortized cost
Accounts payable and accrued liabilities	$-	$-	(ii)	$1,435	$1,435

(i)	The Company’s cash and cash equivalents are classified within Level 2 of the fair value hierarchy because they are valued using quoted market prices.

(ii)	The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to related parties approximates fair value due to their short term to maturity.

b)	Financial Risk Management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk
Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures.  The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Currency risk
The Company operates in a number of countries, including Canada, and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars) and are therefore subject to fluctuation against the Canadian Dollar.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

6.	Financial Instruments (Continued)

The Company had the following balances in foreign currencies as at December 31, 2010 and 2009:

	2010 (in thousands)
	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	353,252	298	-
Amounts receivable	52,047	-	-
Accounts payable and accrued liabilities	(435,008)	(173)	(111)
Net balance	(29,709)	125	(111)
Equivalent in Canadian Dollars	(63)	124	(113)
Rate to convert to $1.00 CDN	0.002125	0.9946	1.0180

	2009 (in thousands)
	Chilean Pesos	US Dollars	Australian Dollars	Argentine Pesos (Note 2)
Cash and cash equivalents	114,894	37	-	1,714
Amounts receivable	35,230	-	-	468
Accounts payable and accrued liabilities	(623,585)	(317)	(348)	(5,401)
Net balance	(473,461)	(280)	(348)	(3,219)
Equivalent in Canadian Dollars	(976)	(294)	(327)	(873)
Rate to convert to $1.00 CDN	0.002062	1.0510	0.9395	0.2713

Based on the above net exposures as at December 31, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Chilean peso, US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $6, $12 and $11 respectively in the Company’s net loss.
Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at year end ranged between 1.15% and 1.30%.

Based on the amount of cash and cash equivalents invested as at December 31, 2010, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $453 in the interest earned by the Company per annum.

Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

7.	Cash and Cash Equivalents

	2010	2009
Cash	$5,983	$1,622
Investment Savings Accounts	52,563	45,000
Guaranteed Investment Certificates	32,062	34,002
Cash – continuing operations	90,608	80,624
Cash – discontinued operations	-	465
Total	$90,608	$81,089

8.	Property and Equipment

	2010			2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Canada
Computer equipment	$106	$75	$31	$103	$62	$41
Computer software	15	15	-	15	14	1
Equipment	44	29	15	44	25	19
Office equipment	45	18	27	28	12	16
	210	137	73	190	113	77
Chile
Computer equipment	5	3	2	5	2	3
Equipment including vehicles	283	126	157	283	88	195
Office equipment	5	3	2	5	2	3
	293	132	161	293	92	201
Continuing operations	503	269	234	483	205	278
Argentina (Note 2)
Computer equipment	-	-	-	30	28	2
Computer software	-	-	-	43	40	3
Equipment including vehicles	-	-	-	296	213	83
Discontinued operations	-	-	-	369	281	88
	$503	$269	$234	$852	$486	$366

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

9.	Mineral Properties -Exploration Costs

a)	Exploration Costs

The tables below which show the Company’s exploration expenditures for 2010 and 2009 are followed by a table outlining stock based compensation allocated to mineral property exploration costs.

2010
	Discontinued Operations (Note 2)	Chilean Properties	Total
Assays	$437	$348	$785
Consultants and contractors	20	993	1,013
Drilling	1,321	6,776	8,097
Engineering	123	233	356
Environmental	146	59	205
Field camp	312	2,026	2,338
Geological *	494	2,304	2,798
IVA tax	491	1,842	2,333
Legal and title	76	260	336
Metallurgical *	116	1,607	1,723
Office operations	179	239	418
Resource development	50	123	173
Travel	221	796	1,017
Wages and benefits *	467	2,152	2,619
Exploration costs	$4,453	$19,758	$24,211
Cumulative Exploration Costs	$57,190	$43,210	$100,400
*     Includes stock-based compensation.

2009
	Discontinued Operations (Note 2)		Chilean Properties	Total
Assays	$490		$285	$775
Consultants and contractors	82		176	258
Drilling	3,571		4,072	7,643
Engineering	173		374	547
Environmental	208		107	315
Field camp	735		1,598	2,333
Geological *	916		1,664	2,580
IVA tax	767	**	987	1,754
Legal and title	170		200	370
Metallurgical *	72		486	558
Office operations	551		211	762
Resource development	460		9	469
Travel	821		496	1,317
Wages and benefits *	1,516		1,158	2,674
Exploration costs	$10,532		$11,823	$22,355
Cumulative Exploration Costs	$52,737		$23,452	$76,189
*     Includes stock-based compensation.
**     During year ended December 31, 2009 the Company recovered IVA in the amount of approximately $511.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

9.	Mineral Properties - Exploration Costs(Continued)

Stock based compensation allocation to exploration costs

	Discontinued Operations (Note 2)	Chilean Properties	2010	2009
Geological	$181	$1,412	$1,593	$1,205
Metallurgical	66	668	734	135
Wages and benefits	58	806	864	437
Total	$305	$2,886	$3,191	$1,777

b)	Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company can earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling. The vendor will retain a 3% net smelter royalty (“NSR”) in the properties. The Company has met the requirements to exercise the option to acquire 100% interest in the properties and subsequent to December 31, 2010 exercised the option to acquire the properties subject to the NSR and the vendor’s buy back right by paying the Company’s expenditures incurred on the property if the property is not put into production within 10 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity. The Company is required to pay an advance annual royalty of US$250,000 until the commencement of commercial production (Note 19).

10.	Share Capital

The Company has an unlimited authorized share capital.

The Company has issued shares of its capital stock as follows:

	2010		2009
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	73,897,702	$174,418	50,200,423	$89,356
Issued during the year for:
Cash
Equity financing	9,274,750	57,503	21,907,500	86,500
Exercise of options	2,401,500	4,461	1,485,100	2,717
Exercise of warrants	723,551	2,306	304,679	731
Donation	10,000	86	-	-
Contributed surplus allocated
Exercise of options	-	2,586	-	1,786
Exercise of agent’s warrants	-	818	-	376
Share issue costs	-	(3,724)	-	(7,048)
Balance, end of year	86,307,503	$238,454	73,897,702	$174,418

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

10.	Share Capital(Continued)

Transactions for the Issue of Share Capital

During the Year Ended December 31, 2010:

a)	In October 2010, the Company completed an equity financing and issued 8,065,000 common shares at a price of $6.20 per share for gross proceeds of $50.0 million.

In November 2010, the syndicate of underwriters exercised the over-allotment option related to the financing completed in October and the Company issued 1,209,750 common shares at a price of $6.20 per share for gross proceeds of $7.5 million.

The Company paid a commission of 6% ($3,450) and incurred issue costs of $274 for net proceeds of $53.8 million.

b)
The Company issued 480,196 shares at a price of $2.40 per share for proceeds of $1,152 and 243,355 shares at a price of $4.74 per share for proceeds of $1,154 upon the exercise of warrants.  The fair value of these warrants of $818 was allocated to share capital.

c)	The Company issued 2,401,500 shares for proceeds of $4,461 upon the exercise of stock options.

In addition, an amount totaling $2,586 representing stock-based compensation recognized on the above stock options was allocated to share capital upon the exercise of the options.

During the Year Ended December 31, 2009:

a)	In February 2009 the Company completed an equity financing and issued 12,075,000 common shares at a price of $2.40 per share for gross proceeds of $29.0 million.

The Company paid a commission of 6.5% ($1,884) and incurred issue costs of $426 for net proceeds of $26.7 million before accounting for the fair value of  warrants issued to brokers (the “Agent’s Warrants”).

The Agent’s Warrants consist of 784,875 warrants and are convertible to common shares at a price of $2.40 each on or before February 26, 2010. The fair value of the Agent’s Warrants, calculated using the Black-Scholes Model, of $971 has been allocated to contributed surplus (Note 13) and added to share issue costs.

b)	In November 2009 the Company completed an equity financing and issued 9,832,500 common shares at a price of $5.85 per share for gross proceeds of $57.5 million.

The Company paid a commission of 5.0% ($2,876) and incurred issue costs of $351 for net proceeds of $54.29 million before accounting for the fair value of  warrants issued to brokers (the “Agent’s Warrants”).

The Agent’s Warrants consist of 294,975 warrants and are convertible to common shares at a price of $6.00 each on or before November, 26, 2010. The fair value of the Agent’s Warrants, calculated using the Black-Scholes Model, of $540 has been allocated to contributed surplus (Note 13) and added to share issue costs.

c)	The Company issued 304,679 shares at a price of $2.40 per share for proceeds of $731 upon the exercise of warrants. The fair value of these warrants, of $377 was allocated to share capital.

d)	The Company issued 1,485,100 shares for proceeds of $2,717 upon the exercise of stock options.

In addition, an amount totaling $1,786 representing stock-based compensation recognized on the above stock options was allocated to share capital upon the exercise of the options.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

11.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was amended and approved by shareholders on March 11, 2010, may not exceed 15% of the issued and outstanding common shares at the time of grant. At December 31, 2010, the maximum number of options issuable under the Plan was 12,946,125. The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company. Options granted under the Plan may have a maximum term of ten years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan are generally subject to vesting as determined by the directors of the Company and the Toronto Stock Exchange.

A summary of the status of options granted by the Company, as of December 31, 2010 and 2009 and changes during the years then ended is as follows:

	2010			2009
	Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	9,008,900	$1.98	*	8,885,000	$2.50
Forfeited/cancelled/expired	(317,500)	4.96	*	(3,716,000)	3.31
Granted	6,038,000	6.36	*	5,325,000	2.95
Exercised	(2,401,500)	1.86		(1,485,100)	1.83
Options outstanding, end of year	12,327,900	$4.10		9,008,900	$2.50

The following table summarizes information about the stock options outstanding at December 31, 2010:

Outstanding Options					Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price		Number	Weighted Average Exercise Price
1.01 - 2.00	2,662,400	1.95	$1.50	*	2,662,400	$1.50	*
2.01 - 3.00	3,580,000	2.62	2.35	*	3,580,000	2.35	*
3.01 - 4.00	257,500	3.74	3.99	*	257,500	3.99	*
5.01 - 6.00	765,000	4.09	5.46	*	257,500	5.46	*
6.01 - 7.00	5,063,000	4.66	6.48		1,357,500	6.64
	12,327,900	3.43	$4.10		8,114,900	$2.94

*After giving effect to the exercise price adjustment in relation to the Arrangement (Note 2). Under the Arrangement, each option holder in the Company received one option in the Company, at a new exercise price but with the same expiry date as the existing option and one option in Extorre at a new exercise price but with the same expiry date as the existing option in the Company for each option held at the Arrangement date.  The exercise price was determined on the basis of the relative volume weighted average trading price of Extorre and the Company during the first five trading days after the completion of the Arrangement, applied to the original option price. As such, the adjustment to the option exercise price is not a re-pricing and does not result in the recognition of additional stock-based compensation.

The weighted average fair market value of options granted during the year was $3.52

During 2009 the TSX Venture Exchange (“TSX-V”) accepted amendments to the exercise price of an aggregate of 750,000 incentive stock options held by employees and consultants.  As a result an aggregate of 750,000 stock options ranging in price from $3.64 to $4.31 were re-priced to $1.51.  The Company also obtained disinterested shareholder and TSX-V approval to amend the exercise price of an aggregate of 1,350,000 stock options held by directors and officers ranging in price from $3.64 to $4.37, to $2.85.  These amendments resulted in the Company recording and additional $974 of stock-based compensation expense.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

11.	Stock Option Plan(Continued)

The fair value of options and agent’s warrants granted during the years ended December 31, 2010 and 2009 were estimated at the grant date, using the Black-Scholes option pricing model with the following assumptions:

	2010	2009
Expected annual volatility	79.26 – 84.58%	71.00 - 100.37%
Risk-free interest rate	1.85 – 2.11%	0.54 – 3.21%
Expected life	3.0 years	1.0-3.5 years
Expected dividend yield	0.00%	0.00%

Stock-based compensation expense of $11,606 (2009: $7,094) was recognized in the year and was allocated to contributed surplus.

Stock-based Compensation

Stock-based compensation has been allocated as follows:

	2010	2009
Administration salaries and consulting	$2,054	$446
Director’s fees	3,725	878
Management fees	1,897	1,365
Mineral property exploration expenditures	2,886	1,243
Shareholder communications	218	123
Total continuing operations	$10,780	$4,055
Total discontinued operations	$826	$3,039
	$11,606	$7,094

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the input assumptions can materially affect the fair value estimate, and therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

12.	Warrants

At December 31, 2010the Company had no outstanding share purchase warrants exercisable to acquire shares.

During the year 480,196 warrants exercisable at a price of $2.40 were exercised for proceeds of $1,152 and 243,355 warrants exercisable at a price of $4.74* were exercised for proceeds of $1,154. 51,620 warrants exercisable at $4.74* expired unexercised.

Under the Arrangement, each warrant holder received one new warrant in the Company at a new exercise price but with the same expiry date as the existing warrant and one warrant in Extorre at a new exercise price but with the same expiry date as the existing warrant in the Company for each warrant held at the Arrangement date. The exercise price was determined on the basis of the relative volume weighted average trading price of Extorre and the Company during the first five trading days after the completion of the Arrangement applied to the original warrant price. As such, the adjustment to the warrant pricing is not a re-pricing.

*After giving effect to the exercise price adjustment in relation to the Arrangement (Note 2).

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

12.	Warrants (Continued)

At December 31, 2009 the Company had outstanding share purchase warrants exercisable to acquire 775,171 shares as follows:

2009
Number	Exercise Price	Expiry Date
480,196	$2.40	February 26, 2010
294,975	$6.00	November 26, 2010
775,171

13.	Contributed Surplus

	2010	2009
Balance, beginning of the year	$18,265	$11,822
Stock based compensation expense	11,606	7,094
Agent’s warrants	-	1,511
Contributed surplus allocated on exercise of agent’s warrants	(818)	(376)
Contributed surplus allocated on exercise of stock options	(2,586)	(1,786)
Balance, end of the year	$26,467	$18,265

14.	Related Party Transactions

Amounts due from a related party of $9 at December 31, 2010 (2009 - $16) is for administrative support fees from a corporation with common directors. During the year ended December 31, 2010 the Company accrued a total of $75 (2009 - $50) for administrative support fees from this corporation.

Amounts due to related parties of $118 at December 31, 2010 (2009 - $67) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company.

During the year ended December 31, 2010 a total of $1,629 (2009 - $1,367) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $460, which included a bonus of $100 (2009 - $460) were paid or accrued to a corporation of which the President and CEO of the Company is a principal. Of this amount, $51 was allocated to Extorre. As at December 31, 2010, the Company had amounts owing of $12 (2009 - $nil).

b)
Exploration fees of $241, which included a bonus of $50 (2009 - $267) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development. Of this amount, $35 was allocated to Extorre. As at December 31, 2010, the Company had amounts owing of $62 (2009 - $50).

c)
Management fees of $277 which included a bonus of $50 (2009 - $310) were paid to a corporation controlled by the Chairman of the Company. Of this amount, $13 was allocated to and $48 was recovered from Extorre based upon an agreed allocation for services rendered. As at December 31, 2010, the Company had net amounts owing of $22 (2009 - $17).

d)
Management fees of $328 which included a bonus of $75 (2009 - $330) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. Of this amount, $25 was allocated to Extorre. As at December 31, 2010, the Company had amounts owing of $nil (2009 - $nil).

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

14.	Related Party Transactions (Continued)

e)
Management fees of $271 (2009 - $nil) were paid or accrued to a corporation controlled by the Vice-President, Corporate Development and Legal Counsel. Of this amount, $21 was allocated to and $58 was recovered from Extorre based upon an agreed allocation for services rendered. As at December 31, 2010, the Company had amounts payable of $nil (2009 - $nil).

f)
The Company and Extorre incur certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by Extorre on behalf of the Company during the year ended December 31, 2010 was $58.  As at December 31, 2010, the Company had $22 owing to Extorre (2009 - $nil).

g)
The Company paid or accrued rent expense of $21 (2009 - $nil) to a company controlled by a director of the Company. Of this amount, $10 was recovered from a corporation with common directors. As at December 31, 2010, the Company had amounts owing of $nil (2009 – $nil) to this company.

h)
Fees of $31 (2009 - $nil) were paid or accrued to a company of which one of the officers of the Company is a partner for legal services. As at December 31, 2010, the Company had amounts owing of $nil (2009 – $nil) to this company.

Upon completion of the Arrangement, the Company reached an agreement whereby Extorre will reimburse the Company for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures.  For the year ended December 31, 2010 the percentage allocation was 40%, resulting in approximately $285 being recovered for administrative support, office overhead and travel and $106 of management fees from Extorre (2009 - $nil). (See Note 14(c) and (e)).

These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

15.	Supplemental Cash Flow Information

The Company incurred non-cash financing activities during the years ended December 31, 2010 and 2009 as follows:

	2010	2009
Non-cash financing activities:
Issue of warrants for agent’s commission	$-	$1,511

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

16.	Segmented Information

The Company operates in one business segment, being the acquisition and exploration of mineral properties.

The Company’s net assets and net losses by geographical segment are as follows:

December 31, 2010	Canada	Chile	Discontinued Operations (Note 2)	Total
Cash and cash equivalents	$89,857	$751	$-	$90,608
Other current assets	418	111	-	529
Property and equipment	73	161	-	234
	90,348	1,023	-	91,371
Current Liabilities	(772)	(924)	-	(1,696)
	$89,576	$99	$-	$89,675

Net Loss	$10,469	$19,842	$5,506	$35,817

December 31, 2009	Canada	Chile	Discontinued Operations (Note 2)	Total
Cash and cash equivalents	$80,387	$237	$465	$81,089
Other current assets	353	73	127	553
Property and equipment	77	201	88	366
Mineral properties	-	-	3,354	3,354
	80,817	511	4,034	85,362
Current Liabilities	(1,440)	(1,286)	(1,435)	(4,161)
	$79,377	$(775)	$2,599	$81,201

Net Loss	$4,592	$11,865	$14,521	$30,978

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

17.	Income Taxes

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

	2010		2009
Net loss for the year before income tax		$35,817		$30,978
Combined federal and provincial tax rate		28.50%		30.00%
Income tax recovery at statutory rates		$(10,208)		$(9,294)
Losses and other deductions for which no benefit has been recognized		7,030		5,525
Non-deductible stock-based compensation		3,308		2,128
Non-deductible mineral property exploration costs		802		1,566
Foreign exchange rate and tax rate differences		(926)		84
Expiry of losses		57		89
Impact of tax rate reductions		(63)		(98)
Income tax provision	$	Nil	$	Nil

The significant components of the Company’s consolidated future tax assets are as follows:

	2010		2009
Non-capital loss carry forwards – Canada		$3,685		$3,130
Non-capital loss carry forwards – Argentina (Note 2)		-		2,127
Non-capital loss carry forwards – Chile		136		100
Exploration and development deductions		11,405		17,334
Property and equipment – Canada		14		20
Share issue costs		1,187		1,520
		16,427		24,231
Valuation allowance		(16,427)		(24,231)
	$	Nil	$	Nil

Under the arrangement the Company transferred its Argentine assets to Extorre on a tax deferred basis. As a result of this transaction, the Company has transferred the future benefit of the Argentine tax pools to Extorre.

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $13,725 expire as follows:

2014	882
2015	1,578
2026	2,242
2027	2,001
2028	2,424
2029	3,109
2030	1,489
$13,725

At December 31, 2010, the Company also has tax loss carry forwards in Chile totaling $389, that expire over the period from 2011to 2015, available to offset future taxable income.

Tax benefits have not been recorded as it is not considered more likely than not that they will be utilized.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

18.	Contractual Obligations

The Company leases offices in Vancouver and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (Notes 9 and 19(b)). Other financial commitments are summarized in the table below:

Payments Due by Year

	Total	2011	2012 - 2013	2014 - 2016
Office and equipment leases*	$549	$169	$176	$204
Property access agreements	241	123	118	-
Total	$790	$292	$294	$204

*The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

19.	Subsequent events

a)	Water rights option

Subsequent to December 31, 2010 the Company announced it had secured an option on water rights from a private Chilean company. The rights relate to surface water flows and are consumptive in nature. The option agreement provides for staged payments deductible from a purchase price of US$15 million. The Company can withdraw from the option at any time without penalty.

b)	Caspiche

Subsequent to December 31, 2010 the Company exercised the option to acquire the properties subject to the NSR and the vendor’s buy back right by paying the Company’s expenditures incurred on the property if the property is not put into production within 10 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity (Note 9) and an advance annual royalty of US$250,000. Resulting additional contractual obligations are:

Payments Due by Year

	Total	2011		2012 - 2013	2014 - 2015	2016 & After
Advance royalty payments	$2,487	$249	*	$497	$497	$1,244
Total	$2,487	$249		$497	$497	$1,244
*  Paid subsequent to December 31, 2010

c)	Sideral project

Subsequent to December 31, 2010 the Company entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m (49,213 ft), within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons at+0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively, its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

20.	Differences between Canadian and US Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  There are no material measurement differences between these Canadian GAAP consolidated financial statements and those prepared using US GAAP.

The Company adopted the following new standard effective January 1, 2010:

SFAS-167 (ASC Subtopic 855-10) “Amendments to FASB Interpretation No. 46 (R)”

In June 2009, the FASB issued amended standards for determining whether to consolidate a variable interest entity. These new standards amend the evaluation criteria to identify the primary beneficiary of a variable interest entity and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the variable interest entity. The provisions of the new standards are effective for annual reporting periods beginning after November 15, 2009 and interim periods within those fiscal years. The adoption of the new standards on January 1, 2010 did not have an impact on the consolidated financial position, results of operations and cash flows of the Company.

Adoption of International Financial Reporting Standards

On January 1, 2011, the Company will transition from the current Canadian generally accepted accounting standards to International Financial Reporting Standards. The Company will not provide a reconciliation to US GAAP in future financial statements.